Exhibit 99.1

NOTICE TO THE MARKET

GERDAU S.A. ANNOUNCES ISSUE OF 5.893% BONDS DUE 2024

AND

RESULTS OF EARLY PARTICIPATION PERIOD OF THE

EXCHANGE OFFER FOR THE OUTSTANDING 7.25% BONDS DUE 2017 ISSUED BY GTL TRADE FINANCE INC. AND 7.00% BONDS DUE 2020 ISSUED BY GERDAU HOLDINGS INC. AND

RESULTS OF EARLY TENDER PERIOD OF THE CASH TENDER OFFER

FOR THE OUTSTANDING 7.25% BONDS DUE 2017 ISSUED BY GTL TRADE FINANCE INC.

AND 7.00% BONDS DUE 2020 ISSUED BY GERDAU HOLDINGS INC.

AND

EXTENSION OF PERIOD FOR RECEIPT OF EARLY PARTICIPATION PAYMENT UNDER

EXCHANGE OFFER

Gerdau S.A. (“Gerdau”) hereby announces the results of the early participation period of the Exchange Offer (the “Early Participation Period”) that commenced on April 10, 2014 whereby the 7.25% Bonds due 2017  (the “2017 Bonds”) issued by GTL Trade Finance Inc. (the “2017 Bonds Issuer”) and 7.00% Bonds due 2020 (the “2020 Bonds” and together with the 2017 Bonds, the “Old Bonds”) issued by Gerdau Holdings Inc. (the “2020 Bonds Issuer” and, together with the 2017 Bonds Issuer, the “Issuers”) held by Eligible Holders may be exchanged for up to U.S.$1,250,000,000 aggregate principal amount of newly issued Senior Bonds due 2024 (the “New Bonds”) issued jointly and severally by the Issuers and guaranteed by Gerdau, Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. (the “Guarantors”) (the “Exchange Offer”). The Exchange Offer is being conducted upon the terms and subject to the conditions set forth in a confidential offering memorandum dated April 10, 2014 (the “Offer to Exchange”) and related letter of transmittal.

As of the end of the Early Participation Period, which commenced on April 10, 2014 and closed on April 24, 2014 at 5:00 p.m. (New York City time), US$384,795,000 aggregate principal amount of 2017 Bonds and US$587,783,000 aggregate principal amount of 2020 Bonds were validly tendered in exchange for New Bonds. This represents approximately 35.4% of the total outstanding Old Bonds. Gerdau will accept all Old Bonds that were validly tendered and expects that delivery of New Bonds and cash with respect to such validly tendered and accepted Old Bonds will occur on the Early Participation Settlement Date, which is expected to be April 29, 2014. Based on the Exchange Ratios below, Gerdau expects to issue approximately U.S.$1,109,000,000 aggregate principal amount of New Bonds in exchange for such validly tendered and accepted Old Bonds.

On the Early Participation Settlement Date, eligible holders of Old Bonds that were validly tendered and accepted will receive the Total Exchange Price and also a cash payment equal to the accrued and unpaid interest on such Old Bonds up to, but not including, the applicable Settlement Date and amounts due in lieu of fractional amounts of New Bonds.

In addition, Gerdau announces that holders who validly tender their Old Bonds for exchange after the Early Participation Date but on or prior to the Expiration Date will be entitled to receive the Early Participation Payment, subject to the priority and proration provisions and subject to the maximum acceptance limit, in each case, as set out in the Offer to Exchange.

The Total Exchange Price for the 2017 Bonds is US$1,153.07; the Total Exchange Price for the 2020 Bonds is US$1,132.23. For each US$1,000 principal amount of Old Bonds tendered and accepted for exchange by the Issuers, the principal amount of New Bonds to be issued will be equal to the Exchange Ratio multiplied by US$1,000. The “Exchange Ratio” means the ratio determined by dividing the Total Exchange Price by US$1,000.

The New Bonds will bear interest at a rate of 5.893% per annum, which is equal to the sum of (i) the bid-side yield on the 2.750% U.S. Treasury Note due February, 2024 as of the Pricing Time (based on the bid-side price indicated on the Bloomberg Government Pricing Monitor Page PX1 as of the Pricing Time), and (ii) 3.20% (320 basis points). Interest will accrue from, and including, the Early Participation Settlement Date (as herein defined) and will mature on April 29, 2024.

The Exchange Offer is being solicited only from holders of Old Bonds: (a) who are “qualified institutional buyers,” or “QIBs,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”); and (b) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act and who are eligible to participate in the Exchange Offer pursuant to the securities laws of the jurisdiction in which they are located. Only holders of Old Bonds who have completed and returned an eligibility certification, whom we refer to as “Eligible Holders,” are authorized to receive and review the Offering Memorandum and to participate in the Exchange Offer.   Any offer or sale of the New Bonds in any member state of the European Economic Area which has implemented the Prospectus Directive (as herein defined) must be addressed to qualified investors (as defined in the Prospectus Directive).

The Exchange Offer and the New Bonds have not been registered, and will not be registered, under the Securities Act, or the securities laws of any other jurisdiction. The New Bonds may not be offered within the United States or to, or for the account or benefit of, U.S. persons, except to Eligible Holders in compliance with Rule 144A or Regulation S under the Securities Act, as applicable.

The Exchange Offer and the New Bonds have not been, and will not be, registered with the Brazilian Comissão de Valores Mobiliários (CVM). The New Bonds have not been, and will not be, registered with the CVM.  The New Bonds may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The New Bonds have not been and will not be issued nor placed, distributed, offered or negotiated in Brazil.

The Exchange Offer is not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Gerdau hereby also announces the results of the early tender period of the Tender Offer (the “Early Tender Period”) that commenced on April 10, 2014 whereby the 2017 Bonds issued by the 2017 Bonds Issuer and the 2020 Bonds issued by the 2020 Bonds Issuer held by Eligible Holders may be tendered for cash (the “Tender Offer”). The Tender Offer is being conducted upon the terms and subject to the conditions set forth in a confidential offering memorandum dated April 10, 2014 (the “Offer to Purchase”) and related letter of transmittal..

As of the end of the Early Tender Period, which commenced on April 10, 2014 and closed on April 24, 2014 at 5:00 p.m. (New York City time), US$225,661,000 aggregate principal amount of 2017 Bonds and US$122,156,000 aggregate principal amount of 2020 Bonds were validly tendered. This represents approximately 12.6% of the total outstanding Old Bonds. As the total consideration which will be paid in respect of the 2017 Bonds will exceed the maximum acceptance limit of U.S.$250,000,000, the acceptance of the 2017 Bonds will be subject to the proration provisions set out in the Offer to Purchase, and no 2020 Bonds will be accepted. Gerdau expects that delivery of cash with respect to such validly tendered and accepted Old Bonds will occur on the Early Settlement Date, which is expected to be April 29, 2014.

On the Early Settlement Date, eligible holders of Old Bonds that were validly tendered and accepted will receive the 2017 Bonds Total Consideration or the 2020 Bonds Total Consideration and also a cash payment equal to the accrued and unpaid interest on such Old Bonds up to, but not including, the applicable Settlement Date.

The 2017 Bonds Total Consideration is US$1,143.16; and the 2020 Bonds Total Consideration is US$1,122.17.

For more information, contact D.F. King & Co., Inc., the exchange agent and information agent for the Exchange Offer and the tender agent and information agent for the Tender Offer (the “Information Agent”), at +1-800-207-3158, or gerdau@dfking.com.

Documents in connection with the Exchange Offer are available at the offices of the Information Agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Krystal Scrudato.

Rio de Janeiro, April 25, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Officer